Exhibit 99.19

UBS AG, London Branch
1 Finsbury Avenue
London, EC2M 2PP
Tel. +44-20-7567 8000
www.ubs.com

AMENDMENT TO THE CONFIRMATION

DATE:	April 6, 2015

TO:	Waha AC Coöperatief U.A.
ATTENTION:	Hani Ramadan
TELEPHONE:	+971 2 403 9385
FACSIMILE:	+971 2 667 7383

FROM:	UBS AG, London Branch

SUBJECT:	Amendment to the Funded Collar Transaction

REFERENCE NUMBER(S):	BKP352STM4203783

Dear Sir or Madam,

The purpose of this letter agreement (this “Amendment”) is to amend the letter agreement (the “Confirmation”) dated as of December 1, 2014 between UBS AG, London Branch (“Dealer”) and Waha AC Coöperatief U.A. (“Counterparty”) confirming the terms and conditions of that certain Funded Collar Transaction (the “Transaction”). Any capitalized term used but not defined herein shall have the meaning assigned thereto in the Confirmation.

UBS Securities LLC (the “Agent”) shall act as “agent” for Dealer and Counterparty within the meaning of Rule 15a-6 under the Exchange Act. The Agent is not a principal to this Amendment and shall have no responsibility or liability to Dealer or Counterparty in respect of this Amendment or the Transaction amended hereby, including, without limitation, in respect of the failure of Dealer or Counterparty to pay or perform under this Amendment. Each of Dealer and Counterparty agrees to proceed solely against the other to collect or recover any securities or money owing to it in connection with or as a result of this Amendment. The Agent shall otherwise have no liability in respect of this Amendment, except for its gross negligence or willful misconduct in performing its duties as Agent hereunder. As a broker-dealer registered with the Securities and Exchange Commission, the Agent will be responsible for (i) effecting any Transaction amended by this Amendment, (ii) issuing all required notices, confirmations and statements to Dealer and Counterparty and (iii) maintaining books and records relating to this Amendment.

1. Revocation of Rehypothecation Rights. As contemplated pursuant to the second paragraph under clause (c) opposite the caption “Collateral” in the Confirmation, Counterparty hereby revokes the Rehypothecation right of Dealer with respect to the Recalled Shares (as defined below). As a result of such revocation (and notwithstanding anything to the contrary in clause (i) of the first sentence of the second paragraph under clause (c) opposite the caption “Collateral” in the Confirmation, which clause (i) shall not apply to the Recalled Shares), the Components bearing “Component Numbers” from, and including, 52 to, and including, 60 as set forth in Annex A to the Confirmation will constitute Revoked Components for all purposes under the Confirmation.

UBS Investment Bank is a business division of UBS AG

UBS Limited is a subsidiary of UBS AG

UBS Limited is incorporated as a limited liability company in England & Wales Registered Address: 1 Finsbury Avenue, London EC2M 2PP Company Number: 2035362

UBS Limited is a member of the London Stock Exchange and is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority.

“Recalled Shares” means the 535,706 Collateral Shares that have been credited to the Collateral Account since the Effective Date and remain so credited as of the close of trading on the Exchange on the Scheduled Trading Day immediately preceding the date of this Amendment.

For further clarity with respect to the foregoing, (i) Dealer shall not have the right to sell, pledge, borrow, lend, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Recalled Share without Counterparty’s prior written consent and (ii) for purposes of the provisions opposite the captions “Loss of Stock Borrow” and “Increased Cost of Stock Borrow” in the Confirmation and the related provisions of Section 12.9 of the Equity Definitions (including, without limitation, the determination of the number of Hedging Shares), the Hedging Party will determine the number of Shares that it deems necessary to hedge the equity price risk of entering into and performing its obligations with respect to the Transaction on the basis of the Transaction as a whole.

2. Continuing Effect. This Amendment amends solely the terms and provisions of the Transaction and the Confirmation set forth herein and nothing in this Amendment is intended or shall be construed as amending or waiving any other terms or provisions of the Transaction, the Confirmation or any other rights of Dealer or Counterparty under the Transaction or the Confirmation. Dealer and Counterparty acknowledge that each of the Transaction and the Confirmation (each as amended by this Amendment) are in full force and effect and are hereby confirmed and ratified in all respects. References in the Confirmation to the “Confirmation” or the “Transaction”, as applicable, shall refer to the Confirmation or the Transaction, as applicable, as amended by this Amendment.

3. Severability; Illegality. Notwithstanding anything to the contrary in the Agreement, if compliance by either party with any provision of this Amendment would be unenforceable or illegal, (i) the parties shall negotiate in good faith to resolve such unenforceability or illegality in a manner that preserves the economic benefits of the transactions contemplated hereby and (ii) the other provisions of this Amendment shall not be invalidated, but shall remain in full force and effect.

4. Governing Law; Submission to Jurisdiction. The Amendment and all matters and all non-contractual obligations arising out of or in connection with this Amendment shall be governed by, and construed and enforced in accordance with, English Law. This Amendment is also subject to, and incorporates, the jurisdiction provisions contained in Section 13(b) of the Agreement as though, for such purpose, references in such Section 13(b) (as amended pursuant to the following proviso) to the “Agreement” were deemed to refer to this Amendment; provided that in the first line of Section 13(b) the following shall be inserted after the word “Agreement”: “including, without limitation, disputes relating to any non-contractual obligations arising out of or in connection with this Agreement”.

5. Contracts (Rights of Third Parties) Act 1999. A person who is not a party to this Amendment has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Amendment but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

This Amendment may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Very truly yours,

UBS AG, LONDON BRANCH

By:	/s/ Alan Rifkin
	Name:	Alan Rifkin
	Title:	Managing Director

By:	/s/ Jennifer Van Nest
	Name:	Jennifer Van Nest
	Title:	Executive Director

Counterparty hereby agrees to, accepts and confirms the terms of the foregoing as of the date set forth above.

WAHA AC COÖPERATIEF U.A.

By:	/s/ Hani Ramadan
	Name:	Hani Ramadan
	Title:	Director